Exhibit 99.1

November 15, 2021

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Enclosed is a Notice of the 2021 Annual Meeting of Shareholders (the “Meeting”) of TOP Ships Inc. (the “Company”), which will be held at the offices of Central Mare Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, on December 13, 2021 at 10:00 a.m. local time, and related materials.

At this Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class II Directors to serve until the 2024 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2021 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Only holders of record of shares of our common stock, par value $0.01 per share, (the “Common Shares”), shares of our Series D Preferred Stock, par value $0.01 per share (the “Series D Preferred Shares”), and shares of our Series E Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Shares” and, together with the Common Shares and Series D Preferred Shares, the “Shares”) at the close of business on November 8, 2021 will be entitled to vote at the Meeting. Each shareholder of record on that date is entitled to one (1) vote for each Common Share and one thousand (1,000) votes for each Series D Preferred Share or Series E Preferred Share then held. The holders of the Common Shares, the Series D Preferred Shares, and the Series E Preferred Shares will vote as a single class at the Meeting.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the notice of the meeting, proxy statement and annual report electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials and annual report electronically, then prior to next year’s shareholders’ meeting you will receive notification when the proxy materials and annual report are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

You are cordially invited to attend the Meeting in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY given that the 2021 Annual Meeting of Shareholders (the “Meeting”) of TOP Ships Inc. (the “Company”) will be held at 10:00 a.m. local time on December 13, 2021, at the offices of Central Mare Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, for the following purposes, of which Proposals One and Two are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class II Directors to serve until the 2024 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2021 (“Proposal Two”); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board has fixed the close of business on November 8, 2021, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Only holders of record of shares of our common stock, par value $0.01 per share, (the “Common Shares”), shares of our Series D Preferred Stock, par value $0.01 per share (the “Series D Preferred Shares”), and shares of our Series E Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Shares” and, together with the Common Shares and Series D Preferred Shares, the “Shares”) at the close of business on November 8, 2021 will be entitled to vote at the Meeting. Each shareholder of record on that date is entitled to one (1) vote for each Common Share and one thousand (1,000) votes for each Series D Preferred Share or Series E Preferred Share then held. The holders of the Common Shares, the Series D Preferred Shares, and Series E Preferred Shares will vote as a single class at the Meeting.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on November 8, 2021.

If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Alexandros Tsirikos
Chief Financial Officer

November 15, 2021

Athens, Greece

TOP SHIPS INC.

__________________________

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 13, 2021

___________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of TOP Ships Inc. (the “Board”), a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of Central Mare Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, at 10:00 a.m. local time on December 13, 2021, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about November 15, 2021, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on November 8, 2021 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. The Company had issued and outstanding 39,831,972 shares of common stock, par value $0.01 per share (the “Common Shares”), 100,000 shares of our Series D Preferred Stock, par value $0.01 per share (the “Series D Preferred Shares”), and 13,452 shares of our Series E Preferred Shares, par value $0.01 per share (the “Series E Preferred Shares” and, together with the Common Shares and Series D Preferred Shares, the “Shares”). Each shareholder of record on the Record Date is entitled to one (1) vote for each Common Share and one thousand (1,000) votes for each Series D Preferred Share or Series E Preferred Share then held. The holders of the Common Shares, the Series D Preferred Shares, and the Series E Preferred Shares shall vote on the Proposals as a single class. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the NASDAQ Capital Market under the symbol “TOPS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. If you do not hold your shares through an account with a brokerage firm, bank or other nominee, a proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold Shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board consists of five members. As provided in the Company’s Third Amended and Restated Articles of Incorporation, as amended, the Board has been divided into three classes and each director is elected to serve for a three-year term. Directors elected to the Board serve until the annual meeting of shareholders three years after their election and until a director’s successor is duly elected. The terms of the directors in Class II expires at the Meeting. The terms of the directors in Class III will expire at the 2022 Annual Meeting of Shareholders and the terms of the directors in Class I will expire at the 2023 Annual Meeting of Shareholders.

The Board has nominated Paolo Javarone and Konstantinos Karelas, currently the Class II Directors, each of whose terms expires at the 2021 Annual Meeting of Shareholders and whenever his successor is duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Paolo Javarone	49	Independent Non-Executive Director
Konstantinos Karelas	48	Independent Non-Executive Director

Paolo Javarone has served on our Board of Directors since September 1, 2014. Mr. Javarone is a member of the Italian Shipbrokers Association. From 2015, Mr. Javarone has been working for Shipping 360 Ltd, a boutique shipbroking company with offices in London and Monaco and before that he has been working since 2000 for Sernavimar S.R.L., one of the most reputable shipbroking houses in Italy, which cooperates with many of the oil major companies and trading associations of the industry. From 1994 to 2000, Mr. Javarone worked for Genoa Sea Brokers in the tanker wing of the company specializing in clean petroleum products and edible markets. Previously, Mr. Javarone worked for S.a.n.a. Eur, a company based in Rome Italy, where he was tasked with supplying energy and offshore supply. Before S.a.n.a., Mr. Javarone worked for Sidermar di Navigazione S.P.A. in the dry cargo field. Mr. Javarone holds a Shipbroker degree from National Agents Association Shipbroking School in Italy and a degree in Shipping Economics and Law from Nautical Maritime School in Italy.

Konstantinos Karelas has served on our Board of Directors and has been member of the Audit Committee since April 2014. Since 2008, Mr. Karelas has served as the President and CEO of Europe Cold Storages SA, one of the leading companies in the field of refrigeration logistics.

Audit Committee. The Board has established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of our outside auditors. The Audit Committee currently consists of Konstantinos Karelas, Paolo Javarone and Stavros Emmanuel.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the selection of Deloitte Certified Public Accountants S.A. (“Deloitte”) as the Company’s independent auditors for the fiscal year ending December 31, 2021.

Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.topships.org. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call Top Ships Inc. at (011) 30-210-812-8180, or write to Alexandros Tsirikos at Top Ships Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.

By Order of the Board of Directors

Alexandros Tsirikos
Chief Financial Officer

November 15, 2021

Athens, Greece